MANAGEMENT’S DISCUSSION & ANALYSIS – 2014 FIRST QUARTER

This MD&A was prepared by management as at May 5, 2014, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the quarter ended March 31, 2014, as well as the 2013 audited consolidated financial statements, the annual 2013 MD&A dated March 11, 2014, and the 2013 Annual Information Form (AIF) dated March 24, 2014.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three month period ended March 31, 2014, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound and per share data.  Additional information relating to the Company is available at www.sedar.com.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa. Nevsun is a 60% shareholder in Bisha Mining Share Company (BMSC), which owns and operates the Bisha Mine.  The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein.

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining eleven year mine life.  The top layer of the deposit was gold oxide material lying at surface that allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion.  Mining of the gold oxide phase was completed by the end of Q2 2013.  The copper flotation plant achieved commercial production in December 2013 with 2014 being the first full year of copper concentrate production.  The development of the zinc flotation circuit, which is expected to be online in H1 2016, is underway.  The Bisha Mine has the full support of the Eritrean Government.

The Company’s significant exploration and development projects include the development of the Bisha Mine zinc flotation circuit, and exploration of the Northwest deposit and Mogoraib River license area which includes the Hambok deposit.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

First quarter highlights
  Continued copper ramp up with 39.7 million pounds produced in the quarter
  Achieved industry lowest quartile C1 cash costs of $0.98 per pound
  Delivered strong cash flows which increased working capital from $419 million to $462 million
  Paid peer leading annualized dividend of $0.14 per share
  Increased indicated resource tonnes by 29% and contained copper by 22%
  Published 2013 Corporate Social Responsibility report in accordance with the Global Reporting Initiative’s fourth generation framework
  Achieved the following financial and production metrics:
	Q1 2014		Q4 2013(3)
Revenue (millions)	$99.2	$	NM
Copper in concentrate produced, millions of pounds	39.7		36.0
Copper in concentrate produced, tonnes	18,007		16,374
Payable copper sold, millions of pounds(1)	34.0		30.6
Payable copper sold, tonnes	15,400		13,900
Copper price realized, per payable pound sold	$3.01		$3.20
C1 cash cost per payable pound sold (2)	$0.98	$	NM
Net income (loss) attributable to Nevsun shareholders (millions)	$15.4		$(4.2)
Earnings (loss) per share	$0.08		$(0.03)
	March 31, 2014		December 31, 2013
Cash and cash equivalents (millions)	$337.9		$302.7
Working capital (millions)	$462.2		$419.1
(1)	Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.
(2)	C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost. Non-GAAP measures do not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Measures for a reconciliation of IFRS measures to C1 cash cost.
(3)	The Company has not disclosed C1 cash cost during the pre-commercial copper phase as the costs were unlikely to be comparable to future periods and therefore not meaningful (NM). Additionally, Q1 2013 comparative information is deemed to be not meaningful and therefore not shown as the Company was in its gold production phase at that time.

Outlook for 2014

2014 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Produce 180 – 200 million pounds of copper
  Achieve C1 cash costs in industry lowest quartile
  Obtain expanded exploration rights and continue generative exploration in Eritrea
  Continue paying peer leading dividends

We are making good progress towards achieving all of the 2014 Objectives outlined above.  This progress demonstrates the Company’s focus to deliver on financial and operational performance while meeting the commitments we have made to all of our key stakeholders. Please refer to our 2013 CSR report released in early April 2014, posted on the Company’s website at http://nevsun.com/responsibility/reporting/.

We expect to produce between 180 and 200 million pounds of copper in concentrate during 2014.  Plant optimisation continued during Q1 2014. With our improved waste mining performance and the innovative port solution we implemented, we are comfortable that the mine and mill plans will be achieved.  The key risk that would prevent us from achieving our 2014 production objective is the trucking logistics.  We have taken several steps to mitigate this risk and expect to see improvements in trucking logistics during the second half of Q2 2014.  Improved trucking logistics will reduce the risk of further plant stoppages due to lack of room for concentrate storage and allow us to monetize our back log of finished goods of copper concentrate.  The balance of finished goods copper concentrate includes 2,900 payable tonnes (6.4 million payable pounds) that were shipped on March 26, 2014, but not eligible for revenue recognition, and 4,600 payable tonnes (10.1 million payable pounds) on the concentrate pad on site.

Operating income margins are higher than can be expected in future quarters as there was $5,696 of other revenues on sales of high-grade precious metals ore that are not expected to repeat. We also do not anticipate our current by-product revenues to remain at the same level as Q1 2014 as the grade of gold and silver is expected to decrease during the rest of 2014.

Nevsun is committed to disciplined capital allocation.  The growth strategies include a mix of organic/exploration investment and mergers and acquisitions (M&A).  Bisha has an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River licence.  Future internal growth will come from monetization of the considerable additional metal value in long term stockpiles.  These stockpiles include 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content.  The Company has also mined and stockpiled over 120,000 tonnes of oxide ore at approximately 6 g/t gold containing over 20,000 ounces of gold, and 280,000 tonnes of pyrite sand ore that contains approximately 60,000 ounces of gold with significant silver content.  The Company is exploring alternatives to monetize these stockpiles.  The Company continues to dedicate significant management time and effort for external growth.  Nevsun’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on our investment for shareholders that will allow us to maintain and grow our dividend in the future.

Our capital expenditure budget for 2014 will be below budget as the need to complete the zinc phase expansion has been delayed as a result of the increased number of tonnes of the supergene phase as announced in the updated National Instrument 43-101(NI 43-101) Technical Report.

Operating review

Key operating information – Bisha Mine:

	Q1 2014	Q4 2013
Ore mined, tonnes(1)	487,000	533,000
Waste mined, tonnes	3,471,000	2,664,000
Strip ratio, (using tonnes)	7.1	5.0

Processing – copper:
Ore milled, tonnes	353,000	401,000
Copper feed grade, %	6.1	5.1
Recovery, % of copper	83.5	79.7
Copper concentrate grade, %	28.8	26.0
Copper in concentrate produced, millions of pounds	39.7	36.0
Copper in concentrate produced, tonnes	18,007	16,374
Payable copper sold, millions of pounds(2)	34.0	30.6
Payable copper sold, tonnes	15,400	13,900
Copper price realized per payable pound sold	$3.01	$3.20
C1 cash cost per payable pound sold	0.98	NM
(1)	Ore tonnes mined for the three month period ended March 31, 2014 included 91,000 tonnes of oxide ore including pyrite sand, 382,000 tonnes of supergene ore and 14,000 tonnes of primary ore.
(2)	Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

During Q1 2014, 487,000 tonnes of ore were mined, of which 382,000 tonnes were supergene ore and the remaining oxide, pyrite sand and primary ore were stockpiled for later processing. In order to minimise oxidation of the supergene ore, lower levels of pre-crusher broken ore stocks were maintained on the mine ore blending pad.  Waste mining has improved considerably from past performance with 3,471,000 tonnes mined in the quarter with strip ratios in line with our expectations.

Ore mill feed of 353,000 tonnes was less than the prior quarter’s mill feed due to much higher copper feed grades than expected (6.1% compared with a planned 4.6%) and the lack of room on the concentrate pad due to the trucking logistics.  Increasing mill feed rates with such high copper grades would have resulted in lower copper recoveries and more copper discharged to the tailings management facility. With the concentrate trucking logistics operating only at about 85% efficiency, the plant was required to stop for 13 days during Q1 2014. With the planned injection of additional truck and trailer sets during Q2 2014, the increased trucking capacity should have a positive impact on the Company’s ability to achieve its 2014 production forecast of 180 to 200 million pounds of copper produced in concentrate.

Copper recoveries are ramping up as expected approaching 87 percent by quarter end and copper concentrate grades are as planned at 30%.

Exploration

In Q1 2014, as expected, the Company spent $1.0 million to fund 2,725 meters of exploration diamond drilling (10 holes), data evaluation and mineral resource estimation at the Bisha Operation. Exploration spending is expected to increase in Q2 2014 as diamond drilling and geophysical programs continue to ramp-up as scheduled.

Bisha Mine Area Exploration

In Q1 2014, the Company renewed exploration drilling in the immediate Bisha Mine area and completed 1,678 meters of drilling in 5 holes.  This work was located to the immediate southwest of the Bisha pit where thick intervals of anomalous zinc mineralization (e.g. 0.33% Zn over 67 m and 0.28% Zn over 63 m in hole BX-001) was intersected and in the area between the Bisha pit and the Northwest Zone where “soap” altered rock was intersected.  “Soap” rock is an alteration product caused by acid from the breakdown of sulphides in the near surface environment.  Final assay results from this program are still pending.

Hambok Deposit and Mogoraib River License Exploration:

Hambok is located on the Mogoraib River Exploration License that was acquired in October 2012.  The Mogoraib River License consists of 73.1 square kilometers and is valid until July 2014 whereupon a successive annual renewal application will be submitted to the Ministry of Mines.

Hambok is located 16 kilometers southwest of the Bisha plant facilities.  A new open pit constrained mineral resource estimate for Hambok was released in February 2014 and work is underway to assess the preliminary economics of this deposit.

In Q1 2014, 1,048 metres of diamond drilling in 5 holes were completed to the south of the known Hambok deposit and along a favourable geophysical anomaly to the immediate west of Hambok.  Assay results are still pending; however, two of the holes hit zones of pyrite mineralization interpreted to be the continuation of the Hambok deposit some 120 m south of the known deposit.  Further work is warranted.

In addition, analysis of historical data across the Mogoraib River license has highlighted a number of primary targets of interest for additional exploration.  Drilling of these targets will continue in Q2 2014.

Updated Reserve and Resource Statement for the Bisha Operation:

In Q1 2014, updated Bisha Operation Reserves and Resources (effective December 31, 2013) were prepared to include maiden open pit mineral resource estimates for the Hambok and Northwest Zone deposits and revised mineral reserve estimates for the Bisha Main and Harena open pit mines.  Hambok and the Northwest Zone are both potential satellite deposits to the Bisha Main pit and, in addition to Harena, are expected to provide additional feed to the Bisha mill, extending the mine life.

The total indicated mineral resource estimate of the combined BMSC property tenements has increased 29% from the previous total indicated mineral resource estimate, by an additional 9.3 million combined oxide gold, supergene copper and primary copper-zinc zone tonnes. This resulted in an additional 247 million pounds of in-situ copper for a 22 percent increase in contained copper and an additional 47 million pounds of in-situ zinc for a 1 percent increase in contained zinc.

Using a Net Smelter Return (NSR) cut-off of $39.55 per tonne at $2.90 and $0.92 per pound copper and zinc, respectively, the updated Bisha Main pit probable mineral reserve estimate consists of supergene copper ore of 7.4 million tonnes grading at 3.57 % copper, 0.61 g/t gold and 27 g/t silver and primary copper-zinc ore of 18.4 million tonnes grading at 1.02% copper, 5.66% zinc, 0.68 g/t gold and 46 g/t silver. The maiden open pit Hambok indicated mineral resource estimate includes 6.9 million tonnes grading at 1.14% copper and 1.86% zinc for 172 million pounds copper and 281 million pounds zinc.

The maiden open pit Northwest Zone indicated mineral resource estimate includes 1.0 million tonnes of supergene material grading 1.47% copper and 2.5 million tonnes of primary material grading at 1.04% copper and 1.08% zinc for a combined 92 million pounds copper and 60 million pounds zinc.

The associated NI 43-101 Technical Report with an effective date of December 31, 2013, further detailing and supporting the Mineral Resources and Mineral Reserves, is available online at www.sedar.com.

Other Bisha Expansion Plans

During the quarter, BMSC completed the metallurgical test work and advanced process flow-sheet validation, issued various process equipment, material supply and works quotation inquiries, commenced some detailed engineering and commenced earthwork and civil works construction for the zinc plant expansion. This plant will have a target start-up in H1 2016.  Capital cost for the zinc project will be more closely estimated during H1 2014, but is currently estimated to be approximately $90 million.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company’s gold production phase began winding down in Q1 2013, and had ceased by the end of Q2 2013. The Company was in the commissioning and pre-commercial production stages of its copper production phase during H2 2013, and declared commercial copper production on December 1, 2013. The first commercial-stage revenues related to copper production were recognized in Q1 2014. The quarterly variances evident in the following table are the result of the shift in production phases.

	2014 1st	2013 4th	2013 3rd	2013 2nd
Revenues	$99,151	$4,000	$25,783	$54,785
Operating income	51,983	587	12,980	20,049
Net income (loss) for the period	28,180	(4,860)	4,306	10,305

Net income (loss) attributable to Nevsun shareholders	15,440	(4,212)	1,170	5,274
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.08	(0.03)	0.01	0.03
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.08	(0.03)	0.06	0.03

	2013 1st	2012 4th	2012 3rd	2012 2nd
Revenues	$71,130	$98,944	$169,992	$147,713
Operating income	37,779	59,893	125,482	109,671
Net income for the period	19,503	35,432	75,636	66,865

Net income attributable to shareholders	10,625	20,245	44,211	39,568
Earnings per share attributable to Nevsun shareholders – basic	0.05	0.10	0.22	0.19
Earnings per share attributable to Nevsun shareholders – diluted	0.05	0.10	0.22	0.19

Results of operations - first quarter 2014 review

The following variances result when comparing operations for the three month period ended March 31, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data).  Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having been in its full gold production phase during Q1 2013, as compared to being in its full copper production phase during Q1 2014. Accordingly, the explanations of the variances from the comparative period are not as useful as in prior quarters.

Revenues:  The Company’s Q1 2014 revenues of $99,151 (Q1 2013 – $71,130) are comprised of copper concentrate sales of $88,811 (Q1 2013 – $nil), copper concentrate by-product sales of $13,616 (Q1 2013 – $nil), and other revenue of $5,696 (Q1 2013 – $nil) net of copper concentrate treatment and refining charges of $8,972 (Q1 2013 – $nil).  Other revenue consists of sales of high grade precious metals ore directly to buyers. Revenues included sales of 29.5 million pounds of copper (Q1 2013 – nil) at an average realized price of $3.01 per pound (Q1 2013 – $nil).  Copper concentrate by-product revenues for Q1 2014, included sales of 5,700 ounces of gold at an average realized price of $1,293 per ounce and 315,000 ounces of silver at an average realized price of $19.97 per ounce. Q1 2013 revenue of $71,130 included sales of 41,500 ounces of gold at an average realized price of $1,592 per ounce, and 180,000 ounces of silver at an average realized price of $28.56 per ounce.  The timing of revenue recognition for copper concentrate sales is driven by the contractual arrangements of the agreements.  The final Q1 2014 shipment left the port of Massawa, Eritrea on March 26, 2014, but was not eligible for revenue recognition.  Accordingly, we expect Q2 2014 revenues to be significantly higher as Q1 2014 only includes revenue from five shipments of copper concentrate while Q2 2014 revenues are expected to include a minimum of seven shipments with improved trucking logistics.

Operating expenses: The Company recorded operating expenses for Q1 2014 of $34,109 (Q1 2013 - $25,136). The increase from the comparative period results from higher costs of mill consumables, fuel, and salaries and wages. The Company expects total operating costs to be higher during the copper phase.

Royalties: The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales. In Q1 2014 royalty expenses of $5,918 (Q1 2013 - $3,611) were recorded. In Q1 2014, the Company incurred higher royalties as concentrate shipments were higher than in the comparative period. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on gross values at the time of shipment.

Depreciation and depletion: In Q1 2014 depreciation and depletion of $7,141 (Q1 2013 - $4,604) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. An increased depreciable value of capital assets during Q1 2014, attributable predominantly to copper phase assets, accounts for the increase in depreciation and depletion during the period.

Administrative:  Administrative costs in Q1 2014 were $4,731, up from $3,017 in Q1 2013.  Share-based payments expense was $1,859 in Q1 2014 compared to $789 in Q1 2013, and included a one-time charge of $591 related to the issuance of deferred share units.  Overall, share-based payments expense increased during Q1 2014 as compared to Q1 2013 as a result of an increase in the Company’s share price during the period.  Corporate salaries and employee benefits were $1,277 during Q1 2014, as compared to $1,081 in Q1 2013, as a result of a modest increase in management at head office.  Other administrative expenses increased from $1,147 in Q1 2013 to $1,595 in Q1 2014, reflecting increased costs associated with evaluating external growth opportunities.

Finance costs:  Finance costs in Q1 2014 of $279 and Q1 2013 of $204 are entirely attributable to accretion on the Company’s provision for closure and reclamation.

Income taxes:  Income tax expense for Q1 2014 of $19,746 (Q1 2013 – $15,875) is comprised of current income tax expense of $13,660 (Q1 2013 – $10,167) related to the BMSC mining operations and deferred income tax expense of $6,086 (Q1 2013 – recovery of $5,708).

Net income:  Net income for Q1 2014 was $28,180 (Q1 2013 - $19,503) of which $12,740 (Q1 2013 - $8,878) is attributable to non-controlling interest and $15,440 (Q1 2013 - $10,625) is attributable to Nevsun shareholders.

Reconciliation of realized copper price

Q1 2014
Total revenue	$99,151

Less:
Copper concentrate by-product sales	(13,616)
Other revenue	(5,696)
Add:
Treatment and refining charges	8,972
Copper concentrate revenue	$88,811
Pounds of payable copper sold (millions)	29,533
Realized copper price per payable pound sold	$3.01
Add:
Provisional pricing reductions on copper concentrate sales	$5,446
Copper concentrate revenue before provisional pricing adjustments	$94,257
Pounds of payable copper sold (millions)	29,533
Realized copper price per payable pound sold, before provisional pricing adjustments	$3.19
LME average copper price per pound for Q1 2014	$3.18

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2014, was $337,916 (December 31, 2013 – $302,724). Working capital, including cash and cash equivalents, was approximately $462,200.

During Q1 2014, cash provided by operating activities was $64,729 (Q1 2013 – use of cash $22,945).  In Q1 2014, the Company paid $23,702 (Q1 2013 - $44,484) in income taxes related to the prior year’s tax liability in Eritrea, as well as 2014 provisional payments.

The Company used $3,750 in investing activities in Q1 2014 (Q1 2013 – $28,422).  The Company spent $16,160 on mineral properties, plant and equipment in Q1 2014 compared to $24,525 in Q1 2013.  The Company also spent $999 on exploration and evaluation work during Q1 2014 compared to $3,897 in Q1 2013.  Expenditures on mineral properties, plant and equipment were offset in part by $13,409 (Q1 2013 – $nil) of proceeds received on the sale of pre-commercial production copper concentrate inventory during the period.

The Company used $25,787 in its financing activities in Q1 2014 (Q1 2013 – $9,869).  During Q1 2014, the Company paid dividends to shareholders of $13,943 (Q1 2013 - $9,949).  During the period the Company also distributed $12,000 to non-controlling interest.  No amounts were distributed to non-controlling interest in Q1 2013.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of overall efficiency and effectiveness of the mine site management team.  The following table provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measure as contained within the Company's issued financial statements.

C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.  Royalties are excluded from the calculation of C1 cash cost per pound.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 14% of revenues during Q1 2014.  The cash cost per pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per pound is calculated by dividing the total costs by copper pounds produced.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

		Q1 2014
	Total	Per pound
Pounds of payable copper sold (millions)	29.5	-
Operating expenses and selling costs	$34,109	$1.16
Add:
Copper concentrate treatment and refining charges	-	-
Less:
Copper concentrate by-product credits	(13,616)	(0.46)
Selling costs not related to concentrate sales	(585)	(0.02)
Total C1 cash cost	$28,880	$0.98

Off-Balance sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the U.S. Actions).  The U.S. plaintiffs asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine.  On September 20, 2012, the Company filed a motion to dismiss all claims in the U.S. Actions against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties to the U.S. Actions thereafter engaged in extensive settlement negotiations and agreed to suspend the litigation while those negotiations continued.

On May 1, 2014, the defendants and the U.S. plaintiffs entered into a binding stipulation of settlement to resolve the U.S. Actions, and all U.S. plaintiffs and class members shall be deemed to have released all claims against the defendants.  The settlement class consists of all persons who purchased Nevsun common stock on the New York Stock exchange during the period of March 28, 2011, through February 6, 2012.  The settlement will be funded entirely by the Company’s directors’ and officers’ insurance carriers.  The settlement is subject to court approval which the Company expects to occur by the fall of 2014.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the Canadian Action, or the costs associated with the defense of the Canadian case, which is subject to future rulings in the case.  The Company believes the allegations are without merit and will vigorously defend itself in this action. The claims in the Canadian case have also been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of this case.

Outstanding share data

As of May 5, 2014, the Company had 199,387,802 shares and 11,193,500 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2013, dated March 11, 2014, which is available on SEDAR at www.sedar.com.

The most significant financial instrument in these financial statements is the embedded derivative due to the provisional pricing in our copper concentrate contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in which the final adjustment is settled.  The finalization adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate.  The settlement dates per our current agreements vary from one to four months after shipment.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset acquisitions, business combinations or mergers currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2013 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2013, which is available on SEDAR at www.sedar.com.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption

During the quarter ended March 31, 2014, the Company adoptedIFRIC 21, Levies.  This new accounting standard had no impact on our financial results or disclosures.

Forward looking statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.